Filed pursuant to Rule 497
File No. 333-276455
Rule 482ad

EAGLE POINT INSTITUTIONAL INCOME FUND PRICES OFFERING OF PREFERRED SHARES

GREENWICH, Conn. – October 8, 2024 – Eagle Point Institutional Income Fund (the "Fund") today announced that it has priced an underwritten public offering of 1,240,000 shares of its 8.125% Series A Term Preferred Shares of beneficial interest due 2029 (the "Preferred Shares") at a public offering price of $25 per share, which will result in net proceeds to the Fund of approximately $29.5 million after payment of underwriting discounts and commissions and estimated offering expenses payable by the Fund. The Preferred Shares are rated 'BBB' by Egan-Jones Ratings Company, an independent rating agency. In addition, the Fund has granted the underwriters a 30-day option to purchase up to an additional 186,000 shares of Preferred Shares on the same terms and conditions.

The Preferred Shares offering is expected to close on October 17, 2024, subject to customary closing conditions. The Fund intends to list the Preferred Shares on the New York Stock Exchange within 30 days of the original issue date under the symbol "EIIA."

Lucid Capital Markets, LLC, B. Riley Securities, Inc. and Janney Montgomery Scott LLC are acting as joint bookrunners for the offering. InspereX LLC, Wedbush Securities Inc. and William Blair & Company, L.L.C. are acting as lead managers for the offering.

Investors should consider the Fund's investment objectives, risks, charges, and expenses carefully before investing. The preliminary prospectus dated October 4, 2024 and the accompanying Statement of Additional Information dated October 4, 2024 ("SAI"), which have been filed with the Securities and Exchange Commission ("SEC"), contain this and other information about the Fund and should be read carefully before investing. The information in the preliminary prospectus, the accompanying SAI and this press release is not complete and may be changed. The preliminary prospectus, the accompanying SAI and this press release are not offers to sell these securities and are not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

A registration statement relating to these securities is on file with and has been declared effective by the SEC. **The offering may be made only by means of a prospectus, copies of which may be obtained by writing Lucid Capital Markets, LLC at 570 Lexington Ave., 40th Floor, New York, NY 10022, by calling toll-free at 646-362-0256 or by sending an e-mail to prospectus@lucid.com; copies may also be obtained for free by visiting EDGAR on the SEC's website at http://www.sec.gov.**

Egan-Jones Ratings Company is a nationally recognized statistical rating organization (NRSRO). A security rating is not a recommendation to buy, sell or hold securities, and any such rating may be subject to revision or withdrawal at any time by the applicable rating agency.

ABOUT EAGLE POINT INSTITUTIONAL INCOME FUND

The Fund is a non-diversified closed-end management investment company. The Fund's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in equity and junior debt tranches of collateralized loan obligations ("CLOs"). The Fund is externally managed and advised by Eagle Point Credit Management LLC.

FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Fund's other filings with the SEC. The Fund undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

Source: Eagle Point Institutional Income Fund
Investor Relations:
203-340-8560
EPIIF@EaglePointCredit.com
www.epiif.com

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